VALUATION ANALYSIS

THIS VALUATION ANALYSIS IS NOT A PREDICTION OR GUARANTEE OF MARKET TRADING VALUES OR THE ACTUAL VALUE THAT MAY BE REALIZED THROUGH THE SALE OF ANY SECURITIES OR CLAIMS, NOR IS IT A RECOMMENDATION AS TO WHETHER ANY PARTY SHOULD VOTE TO ACCEPT OR REJECT THE PLAN, TENDER THEIR SHARES OR STEP-UP SENIOR NOTES, OR EXERCISE THEIR PREEMPTIVE RIGHTS OR EQUITY SUBSCRIPTION RIGHTS.

1.	Overview

Lazard, as investment bankers and financial advisors to the Debtors, has estimated the consolidated value of the Reorganized Debtors’ operations on a debt-free basis (the “Enterprise Value”) as well as the equity value (“Equity Value”) of the Reorganized Debtors, both on a going-concern basis and as of an assumed effective date of September 30, 2013 (the “Assumed Effective Date”).

Lazard’s estimated Enterprise Value and Equity Value, as well as all other aspects of this valuation analysis (the “Valuation Analysis”), is based on financial projections (the “Projections”) provided by the Debtors’ management for 2013 - 2018, which are attached to the Disclosure Statement as Exhibit D.

As discussed further in Exhibit D, Lazard understands that the Purchasers have prepared separate financial projections for the Reorganized Debtors, which the Purchasers do not intend to disclose publicly. Lazard did not base its estimation of Enterprise or Equity Value or any other aspect of this Valuation Analysis on any financial projections or other financial or operational information prepared by the Purchasers.

Lazard assumed that the Projections prepared by the management of the Debtors were reasonably prepared in good faith and on a basis reflecting the Debtors’ most accurate currently available estimates and judgments as to the future operating and financial performance of the Reorganized Debtors. Lazard’s Valuation Analysis assumes the Reorganized Debtors will achieve their Projections in all material respects, including but not limited to, revenue, earnings before interest, taxes, depreciation and amortization (“EBITDA”), and cash flow as projected. If the business performs at levels below those set forth in the Projections, such performance may have a materially negative impact on estimated Enterprise Value and Equity Value. Conversely, if the business performs at levels above those set forth in the Projections, such performance may have a materially positive impact on estimated Enterprise Value and Equity Value.

In addition, Lazard did not independently verify the Projections in connection with this Valuation Analysis, and no independent valuations or appraisals of the Debtors were sought or obtained in connection herewith. Such estimates were developed solely for purposes of the formulation and negotiation of the Plan and the analysis of implied relative recoveries to holders of Allowed Claims.

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In preparing this Valuation Analysis, Lazard: (a) reviewed certain historical financial information of the Debtors for recent years; (b) reviewed certain internal financial and operating data of the Debtors, which were prepared and provided to Lazard by the management of the Debtors and which relate to the Reorganized Debtors’ business and its prospects; (c) met with and discussed the Debtors’ operations and future prospects with the senior management team; (d) reviewed certain publicly available financial data for, and considered the market value of, public companies that Lazard deemed generally comparable to the operating business of the Reorganized Debtors; (e) considered certain economic and industry information relevant to the operating business, and (f) conducted such other studies, analyses, inquiries, and investigations as it deemed appropriate. Although Lazard reviewed the Debtors’ business, operating assets and liabilities, and business plan, it assumed and relied on the accuracy and completeness of all financial and other information furnished to it by the Debtors as well as publicly available information.

Lazard’s Valuation Analysis assumes the Plan is approved and becomes effective. It does not address other aspects of the proposed reorganization, the Plan or any other transactions and does not address the Debtors' underlying business decision to effect the reorganization set forth in the Plan. It does not constitute a recommendation to any holder of Allowed Claims as to how such person should vote or otherwise act with respect to the Plan. Lazard has not been asked to and does not express any view as to what the trading value of the Reorganized Debtors’ securities would be when issued pursuant to the Plan or the prices at which they may trade in the future. The estimated Enterprise Value, Equity Value or value of any other security of the Reorganized Debtors set forth herein does not constitute an opinion as to fairness from a financial point of view to any person of the consideration to be received by such person under the Plan or of the terms and provisions of the Plan.

Lazard’s Valuation Analysis reflects the application of standard valuation techniques and does not purport to reflect or constitute appraisals, liquidation values or estimates of the actual market value that may be realized through the sale of any securities to be issued pursuant to the Plan, which may be significantly different than the amounts set forth herein. The value of an operating business is subject to numerous uncertainties and contingencies which are difficult to predict and will fluctuate with changes in factors affecting the financial condition and prospects of such a business. As a result, the Valuation Analysis of the Reorganized Debtors set forth herein is not necessarily indicative of actual outcomes, which may be significantly more or less favorable than those set forth herein. Neither the Debtors, Lazard, nor any other person assumes responsibility for any differences between the Valuation Analysis and such actual outcomes. Actual market prices of such securities at issuance will depend upon, among other things, the operating performance of the Reorganized Debtors, prevailing interest rates, conditions in the financial markets, the anticipated holding period of securities, developments in the Reorganized Debtors’ industry and economic conditions generally, and other factors which generally influence the prices of securities.

THE VALUATION ANALYSIS REFLECTS WORK PERFORMED BY LAZARD ON THE BASIS OF INFORMATION AVAILABLE TO LAZARD AS OF THE DATE OF THIS DISCLOSURE STATEMENT. ALTHOUGH SUBSEQUENT DEVELOPMENTS MAY AFFECT LAZARD’S CONCLUSIONS, NEITHER LAZARD, NOR ANY OF THE DEBTORS, HAS ANY OBLIGATION TO UPDATE, REVISE, OR REAFFIRM THEIR ESTIMATES.

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2.	Theoretical Enterprise Value Estimation

Based on the Projections and solely for purposes of the Plan, Lazard estimates that the Enterprise Value of the Reorganized Debtors as of the Assumed Effective Date falls within a range of approximately $2,300 million to $2,950 million MXP1.

The following is a brief summary of certain financial analyses performed by Lazard to arrive at its range of estimated Enterprise Values for the Reorganized Debtors. Lazard’s valuation analysis must be considered as a whole. Reliance on only one of the methodologies used or portions of the analysis performed could create a misleading or incomplete conclusion as to the estimated Enterprise Value.

(a)	Discounted Cash Flow Analysis

The discounted cash flow (“DCF”) analysis is a forward-looking enterprise valuation methodology that estimates the value of an asset or business by calculating the present value of expected future cash flows to be generated by that asset or business. Under this methodology, projected future cash flows are discounted by the business’ weighted average cost of capital (the “Discount Rate”). The Discount Rate reflects the estimated blended rate of return that would be required by debt and equity investors to invest in the business based on its capital structure. The hypothetical Enterprise Value of the firm is determined by calculating the present value of the Reorganized Debtors’ unlevered after-tax free cash flows based on the Projections plus an estimate for the value of the firm beyond the Projection Period known as the terminal value. The terminal value is derived by applying a multiple to the reorganized Debtors’ projected EBITDA for the terminal year estimate, discounted back to the assumed date of emergence by the Discount Rate.

To estimate the Discount Rate, Lazard used the implied cost of equity and the implied after-tax cost of debt for the Reorganized Debtors, assuming a targeted long-term debt-to-total capitalization ratio range based upon certain comparable companies. Lazard calculated the cost of equity based on the “Capital Asset Pricing Model,” which assumes that the required equity return is a function of the risk-free cost of capital and the correlation of a publicly traded stock’s performance to the return on the broader market. To estimate the cost of debt, Lazard estimated a range of potential credit ratings for the Reorganized Debtors and examined the yields of certain comparable debt issues.

In applying the above methodology, Lazard utilized management’s detailed Projections for the period beginning September 30, 2013, and ending December 31, 2018, to derive unlevered after-tax free cash flows. Free cash flow includes sources and uses of cash not reflected in the income statement, such as capital expenditures, cash taxes, cash interest, changes in working capital, and any other cash expenses in excess of that reflected in the income statement. For the terminal value calculation, Lazard applied a 3.0x – 4.0x multiple to the reorganized Debtors’ projected terminal year estimate. The unlevered after-tax free cash flows, along with the terminal value, were discounted back to the Assumed Effective Date using a range of Discount Rates calculated in a manner described above to arrive at a range of Enterprise Values. Lazard discounted the projected unlevered after-tax cash flows using the Debtors’ estimated weighted average cost of capital of 13% – 16%.

[1]	Values have been calculated using the USD/MXN spot exchange rate of 0.0776 as of July 1, 2013.

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Although formulaic methods are used to derive the key estimates for the DCF methodology, their application and interpretation still involve complex considerations and judgments concerning potential variances in the projected financial and operating characteristics of the Reorganized Debtors, which in turn affect the underlying assumptions of the DCF.

(b)	Comparable Company Analysis

The comparable company valuation analysis estimates the value of the Reorganized Debtors based on a relative comparison with other publicly traded companies with similar operating and financial characteristics. Under this methodology, the enterprise value for each selected public company was observed by examining the trading prices for the equity securities of such company in the public markets and adding the aggregate amount of outstanding net debt for such company (at book value) and minority interest. Those enterprise values are commonly expressed as multiples of various financial metrics, most commonly EBITDA. In addition, each of the selected public company’s operational performances, operating margins, profitability, leverage, and business trends were examined. Based on these analyses, financial multiples and ratios are calculated to apply to the Reorganized Debtors’ actual and projected operational performance. Lazard focused primarily on EBITDA multiples of the selected comparable companies to value the Reorganized Debtors.

A key factor to this approach is the selection of companies with relatively similar business and operational characteristics to the Reorganized Debtors. Common criteria for selecting comparable companies for the analysis include, among other relevant characteristics, similar lines of businesses, business risks, growth prospects, maturity of businesses, location, market presence, and size and scale of operations. The selection of appropriate comparable companies is often difficult, a matter of judgment, and subject to limitations due to sample size and the availability of meaningful market-based information.

Lazard selected the following publicly traded companies (the “Peer Group”) on the basis of general comparability to the Reorganized Debtors in one or more of the factors described above and after consultations with management and review of industry resources and Wall Street research, among other sources: Telefónica, América Móvil, Vivo, Oi, TIM Participacoes, Empresa Nacional de Telecomunicaciones, Telecom Argentina and Axtel.

Lazard calculated market multiples for the Peer Group based on 2013 estimated EBITDA by dividing the appropriate enterprise value of each comparable company by the projected 2013 EBITDA expectations as estimated by equity research analysts. In determining the applicable EBITDA multiple ranges, Lazard considered a variety of factors, including both qualitative attributes and quantitative measures such as historical and projected revenue, EBITDA and capital expenditure amounts, historical enterprise value/EBITDA trading multiples, EBITDA margins, financial distress impacting trading values, size, growth and similarity of business lines. Lazard then applied a selected range of multiples from the Comparable Company Analysis of 3.5x to 4.5x to 2013 estimated EBITDA to determine a range of Enterprise Values.

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(c)	Precedent Transaction Analysis

The precedent transactions analysis estimates the value of a company by examining public merger and acquisition transactions. The valuations paid in such acquisitions or implied in such mergers are analyzed as ratios of various financial metrics, most commonly EBITDA. These transaction multiples are calculated based on the purchase price (including any debt assumed) paid to acquire companies that are generally comparable to the company. Since precedent transaction analysis reflects aspects of value other than the intrinsic value of a company, there are limitations as to its applicability in determining an Enterprise Value. Nonetheless, Lazard reviewed recent merger and acquisition transactions involving Latin American telecommunications companies. As many of the transactions analyzed occurred in fundamentally different industry and credit market conditions from those prevailing in the marketplace and/or are otherwise not directly comparable to the Reorganized Debtors' business, Lazard considered but did not include the precedent transactions analyses in its estimation of Enterprise Value.

3.	Theoretical Equity Value Estimation

Based upon its estimated Enterprise Value, Lazard has also estimated the theoretical Equity Value of the Reorganized Debtors based upon their estimated capital structure at the time of their emergence on the Assumed Effective Date.

The estimated Equity Value is calculated as the Enterprise Value less the estimated post-emergence net debt of the Reorganized Debtors, which is the gross financial debt of the Reorganized Debtors less their estimated cash balances at the time of emergence. The Reorganized Debtors’ estimated post-emergence cash balances reflects (i) their estimated cash balances immediately prior to emergence; (ii) the New Capital Contribution from Purchasers; (iii) the Senior Note Payment; and (iv) the payment of professional fees, certain change of control payments to management and the hypothetical payment of overdue but undisputed payables to certain suppliers (collectively, the “Other Cash Payments”).

The table below details the pro forma adjustments assumed for purposes of estimating the post-emergence gross debt, cash and net debt of the Reorganized Debtors.

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ESTIMATED POST-EMERGENCE CASH AND DEBT BALANCE
($ in millions MXP)

	Pre-	Senior Note	New Capital	Senior Note	Other Cash	Post-
	Emergence	Exchange	Contribution	Payment	Payments [2]	Emergence
Cash	$104		$580	($131)	($257)	$297
Sr. Notes / Step-Up Sr. Notes	2,283	42				2,325
Other Debt	6					6
Net Debt	$2,184					$2,033

Based on the approximately $2,325 million MXP principal amount of the Step-Up Senior Notes3, approximately $6 million MXP of other debt, and an estimated cash balance of approximately $297 million MXP4, the Reorganized Debtors’ net debt balance is projected to be approximately $2,033 million MXP.

While this estimated post-emergence capital structure reflects the Step-Up Senior Notes at par (100% of their principal value), Lazard has also estimated the Reorganized Debtors’ Equity Value utilizing a second methodology based upon the midpoint of an estimated cost of debt range of 10% to 14%, which would imply an approximately 22% discount to the par value of the Step-Up Senior Notes. This implies a net debt balance of approximately $1,532 million MXP.

Utilizing the par value of the Step-Up Senior Notes, Lazard estimates total Equity Value in the range of approximately $267 to $917 million MXP, equating to $0.19 MXP to $0.65 MXP per Series A share equivalents.

Utilizing the value of the Step-Up Senior Notes implied by the midpoint of the estimated cost of debt of the Reorganized Debtors, Lazard estimates total Equity Value in the range of approximately $769 to $1,419 million MXP, equating to $0.55 MXP to $1.01 MXP per Series A share equivalents.

Lazard’s estimates of Equity Value per Series A share equivalents do not consider any additional shares issued under a Management Incentive Plan.

[2]	Estimate includes the payment of professional fees, certain change of control payments to management and the hypothetical payment of overdue but undisputed payables to certain suppliers.
[3]	Future trading prices and market values of the Step-Up Senior Notes may differ materially from their par value.
[4]	Estimated cash amount calculated as of Assumed Effective Date from Debtors’ management’s 13 week projections, pro forma for the New Capital Contribution from Purchasers, the Senior Note Payment, the payment of professional fees, certain change of control payments to management and the hypothetical payment of overdue but undisputed payables to certain suppliers.

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ESTIMATED POST-TRANSACTION ENTERPRISE AND EQUITY VALUES

($ in millions MXP, except Per Share Price)

	Step-Up Senior		Step-Up Senior Notes at
	Notes at Par Value		Estimated Cost of Debt
	Range		Range
	Low	High	Low	High
Enterprise Value	$2,300	$2,950	$2,300	$2,950
Less: Step-Up Senior Notes	($2,325)	($2,325)	($1,823)	($1,823)
Less: Other Debt	(6)	(6)	(6)	(6)
Plus: Cash	297	297	297	297
Equity Value	$267	$917	$769	$1,419
Series A Common Share Equivalents
Outstanding on the Effective Date (in millions)	1,406	1,406	1,406	1,406
Equity Value Per Series A Share	$0.19	$0.65	$0.55	$1.01

4.	Estimated Transaction Equity Value

Lazard has also calculated the total Equity Value implied by the Equity Tender Offer and New Capital Contribution (the “Transaction Equity Value”). The Transaction Equity Value is estimated at $1,359 million MXP, equating to $0.97 MXP per Series A share equivalents.

The Transaction Equity Value per Series A share equivalents does not consider any additional shares issued under a Management Incentive Plan.

TRANSACTION EQUITY VALUE IMPLIED BY TENDER OFFER

($ in millions MXP, except Per Share Price and Share Count)
Tender Offer Price Per Series A Share	$0.97
Series A Common Share Equivalents Currently Outstanding (in millions)	806
Implied Value of Existing Equity (% of Reorganized Equity)	$779	57.3%
Capital Contribution Amount (% of Reorganized Equity)	580	42.7%
Calculated Transaction Equity Value	$1,359	100.0%
Series A Common Share Equivalents Outstanding on Effective Date (in millions)	1,406
Implied Price Per Share of Series A Common Stock	$0.97

In accordance with applicable Mexican laws, existing equity holders will be offered the opportunity to purchase additional new shares of Reorganized Maxcom (the “Preemptive Rights”) in conjunction with the New Capital Contribution. Under the Plan, each Holder of Senior Notes shall be offered the right to subscribe to a certain portion of the unsubscribed equity of Reorganized Maxcom to the extent that the Debtors’ existing shareholders fail to subscribe to any preemptive rights that may be offered. Additionally, under the Plan, the Debtors will use a certain amount of the capital raised from the exercise of Preemptive Rights to offer to purchase Step-up Senior Notes at a certain specified price. Lazard has not factored these transactions into the Valuation Analysis, as the capital raised from the Preemptive Rights subscription by Holders of Equity Interests and Senior Notes is not known at this time.

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The foregoing analysis of the equity value implied by the Equity Transactions is based solely upon such transactions and assumes that such transactions close. Accordingly, there can be no assurance that the Transaction Equity Value will be realized if the Equity Transactions do not close or the Plan is not consumated. This Valuation Analysis does not constitute a recommendation as to whether any party should tender their shares or Step-Up Senior Notes, nor whether to exercise their Preemptive Rights or Equity Subscription Rights.

THE SUMMARY SET FORTH ABOVE DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF THE ANALYSES PERFORMED BY LAZARD. THE PREPARATION OF A VALUATION ESTIMATE INVOLVES VARIOUS DETERMINATIONS AS TO THE MOST APPROPRIATE AND RELEVANT METHODS OF FINANCIAL ANALYSIS AND THE APPLICATION OF THESE METHODS IN THE PARTICULAR CIRCUMSTANCES AND, THEREFORE, SUCH AN ESTIMATE IS NOT READILY SUITABLE TO SUMMARY DESCRIPTION. IN PERFORMING THESE ANALYSES, LAZARD AND THE DEBTORS MADE NUMEROUS ASSUMPTIONS WITH RESPECT TO INDUSTRY PERFORMANCE, BUSINESS AND ECONOMIC CONDITIONS AND OTHER MATTERS. THE ANALYSES PERFORMED BY LAZARD ARE NOT NECESSARILY INDICATIVE OF ACTUAL VALUES OR FUTURE RESULTS, WHICH MAY BE MORE OR LESS FAVORABLE THAN SUGGESTED BY SUCH ANALYSES.

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